SHAREHOLDER MEETING

On April 30, 2009, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to re-elect two Trustees of the Fund. Both Trustees were successfully re-elected. Results of the proposal were as follows:

Proposal 1: Re-election of Trustees

Share

Classes Voting

For

Abstain

Withheld

Larry W. Papasan

Common & Preferred

19,661,391

937,824

0

Everett L. Morris

Preferred Only

5,738

 0

0

Other Trustees of the Fund as of April 30, 2009, aside from those shown above, include Jeremy O. May, Chairman of the Board, who is considered an interested Trustee due to his affiliation with ALPS Fund Services, Inc., the Fund’s sponsor, and Mary K. Anstine, Mike F. Holland and Jeremy W. Deems, all considered independent Trustees.